

June 30, 2011

Xue Bangyi
Chief Executive Officer
Jinzanghuang Tibet Pharmaceuticals, Inc.
Harborside Financial Center
2500 Plaza V
Jersey City, NJ 07311

> **Re:** **Jinzanghuang Tibet Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-53254**

Dear Ms. Bangyi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1.  It appears that your disclosure throughout your Form 10-K is focused on Leling Jinzanghuang, a consolidated entity, as it represents the operations of your company. Please note that your periodic Exchange Act reports should be a representation of the entire company Jinzanghuang Tibet Pharmacueticals, Inc. which would include all of your consolidated entities.

Item 1A. Risk Factors, page 5

2.  We note from your disclosure that you rely on contractual agreements with Leling Jinzanghuang in order to conduct your business operations in China. As a result of these contractual agreements you are consolidating the operations of Leling

Jinzanghuang in your financial information.   Please revise your disclosure to discuss the risk and uncertainties, if any, which may result in deconsolidation of this entity.

3.  It appears based on your identified material weakness "Lack of expertise in U.S. accounting principles among the personnel in [your] Chinese headquarters" that your accounting personnel may not have prior experience, formal education or credentials related to U.S. GAAP.  As a result, it appears that you may not have accounting personnel with sufficient experience in converting your books and records and preparing financial statements in accordance with U.S. GAAP.  Please add a risk factor to describe those factors that may impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP.  These factors may include, among others, the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.  Alternatively, please advise if you believe this risk factor is not applicable to your business.

Item 7.  Management's Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 12

4.  It appears from your disclosure that the entire amount of cash consumed during 2010 and the funds utilized to purchase new facilities was contributed by your founders.  Please disclose the course of action that you have taken or propose to take to maintain operations particularly if your founders do not continue to contribute funds to operate.

Financial Statements

General

5.  We note your supplier, Shandong Jinzanghuang Pharmaceutical Co. Ltd., appears to be a related party.  Please revise to comply with the requirements of FASB ASC 850-10-50-1 to ensure transactions with your supplier, as well as other related parties, are clearly presented and disclosed throughout your filing.

Notes to Financial Statements

1 Business Description and Significant Accounting Policies

Business Description, page F-6

6.  It appears from your disclosure that Tibet Medicine, Inc. is the 100% registered owner of Beijing Taibodekang Consulting co. Ltd.  Please provide us with a detailed discussion of

the consideration that was exchanged and how you accounted for the transaction. In addition, please provide us with the ownership composition of each entity prior to the consummation of the transaction.

7. We note from your disclosure here that Beijing Taibodekang and Leling Jingzanghuang are both controlled by Xue Bangyi, who is the CEO of both companies. This appears to be inconsistent with the Share Pledge Agreement filed as Exhibit 10-b in your Form 8-K on January 20, 2009 which states that Wang Shuxiang owns 95% of the outstanding stock of Leling Jinzanghuang and the Proxy Agreement filed as Exhibit 10-d in your Form 8-K on January 20, 2009 which states that Shangdong Jinzanghuang owns 95% of the outstanding stock of Leling Jinzanghuang. Please clarify or revise. In addition, please provide us with the ownership composition of Beijing Taibodekang and Leling Jinzanghuang.

8. It appears from your disclosure that you are the primary beneficiary of Leling Jinzanghuang and therefore consolidated it as a variable interest entity. Please provide the disclosures required under the guidance of FASB ASC 810-10-50-3 (b-c) and FASB ASC 810-10-50-12 (c-d).

9. In connection with the above comment, please disclose all of the fees described in Article 3 of the "Exclusive Technical Service and Business Consulting Agreement" filed as Exhibit 10 to the Form 8-K filed on January 20, 2009.

Revenue Recognition, page F-7

10. We note that you have entered into a 3-year non-exclusive distribution agreement with Shangdong Jinzanghuang. We note from the disclosure on page 3 that Shangdong Jinzanghuang delivers the products from their warehouse in response to orders received from Leling Jinzanghuang, has the right to fix the prices charged, and retains ownership of all of the intellectual property rights to the products. Please provide us with a detailed discussion of your revenue recognition under the guidance of FASB ASC 605-45, including your analysis of each of the criteria therein.

Shipping and Handling Costs, page F-7

11. We note your reference to EITF 00-10 which is a reference to pre-codification GAAP. Please note legacy accounting standards have been replaced by the FASB Accounting Standards Codification ("Codification"). The Codification is effective for all financial statements with periods ending after September 15, 2009. Please revise to either remove all pre-codification references or replace with the appropriate codification reference.

2. Contract Deposit, page F-10

12. We note from your disclosure that you are amortizing the contract deposit over the life of the contract, which appears to be 10 years.  Please provide us with a detailed discussion to support your classification of this deposit as a short-term asset at June 30, 2010.

7.  Commitments and Contingencies, page F-11

13. We note you have made interest free advances to your supplier for the purchase of their material.  Also, on page F-11, we note you disclose a 3-year distribution agreement with this supplier.  Please tell us whether you have any unconditional purchase commitments with the supplier.  If applicable, please disclose these commitments as required by FASB ASC 440-10-50.

Item 9A.  Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 26

14. Please provide a detailed discussion of how your conclusion that your ICFR is not effective at year-end impacted your conclusion regarding the effectiveness of your disclosure controls and procedures.  Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective considering your lack of experience in U.S accounting principles and inadequate staffing and supervision within the accounting operation.   Please refer to Item 307 of Regulation S-K for further guidance.

Other Exchange Act Reports

15. Please revise, as necessary, your Forms 10-Q to address our comments above on your Form 10-K.

Form 10-Q for Period Ended December 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Outline of Our Business, page 8

16. It appears from your disclosure that in October 2010 Leling Jinzanghuang entered into a joint venture with Shandong Jinzanghuang and an agency agreement with Shenyang Jintao Technology Co.  Under these agreements Shandong Jinzanghuang sells its products to sauna stores and Leling Jinzanhuang provides training service to each store.  Please provide us with a detailed discussion of how you have accounted for these

agreements and cite the specific authoritative literature utilized to support your accounting treatment.

17. Considering the comment above, please provide us with a detailed discussion of how you considered the guidance in FASB ASC 280.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services